January 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Long

Re:	Marlin Technology Corporation

  Registration Statement on Form S-1

  Filed November 24, 2020, as amended

  File No. 333-250935

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Marlin Technology Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 12, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 613 copies of the Preliminary Prospectus dated January 8, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC as Representative of the Several Underwriters

By:	/s/ Tyler Nash
Name: Tyler Nash
Title: Associate Director

By:	/s/ Rory Berger
Name: Rory Berger
Title: Executive Director

JEFFERIES LLC as Representative of the Several Underwriters

By:	/s/ Tina Pappas
Name: Tina Pappas
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]